AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9

                                 AMENDMENT NO. 1

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
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                           BERLITZ INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                           BERLITZ INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    08520F100
                         (CUSIP NUMBER OF COMMON STOCK)
                                 ---------------


                             PAUL H. WEINSTEIN, ESQ.
                           GENERAL COUNSEL, SECRETARY
                               400 ALEXANDER PARK
                               PRINCETON, NJ 08540
                                 (609) 514-3033

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             DAVID K. LAKHDHIR, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                                 (212) 373-3030

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

         FOR IMMEDIATE RELEASE


               BERLITZ INTERNATIONAL ACKNOWLEDGES PENDING LAWSUITS


         PRINCETON, N.J., January 11, 2001 -- Berlitz International, Inc. (NYSE:
BTZ) ("Berlitz" or the "Company") announced today that several lawsuits have been filed against Berlitz and its directors in connection with the proposal by Benesse Corporation and Benesse Holdings International, Inc. to purchase all of the outstanding shares of common stock of Berlitz not held by Benesse. On December 29, 2000, Benesse and Berlitz separately issued press releases in connection with the proposed transaction.

         The lawsuits purport to be class actions on behalf of the public shareholders of Berlitz. The plaintiffs in these actions have asserted a variety of claims, including allegations that Benesse's proposed offer price for the publicly held shares of Berlitz is grossly inadequate; that the directors of Berlitz have been or will be unduly influenced by Benesse; and that the directors of Berlitz have breached their fiduciary duties to the public shareholders. Each of the lawsuits has been filed in the Supreme Court of New York in New York County. Berlitz does not believe that these lawsuits state valid claims against Berlitz or any of its directors.

         The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of Berlitz. If and when a tender offer is made for the common stock of Berlitz, Berlitz shareholders are advised to read the tender offer statement, which would be filed by Benesse with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Berlitz with the Commission at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, Berlitz shareholders would be able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at www.sec.gov.